22ND CENTURY GROUP, INC.

9530 Main Street

Clarence, New York 14031

November 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Julie Griffith

Re:	22nd Century Group, Inc.

Registration Statement on Form S-3 (Registration No. 333-221270)

Ms. Griffith:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned registrant, 22nd Century Group, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 12:00 p.m., eastern time, on November 28, 2017, or as soon as practicable thereafter.

Very truly yours,

22nd Century Group, Inc.

By:	/s/ John T. Brodfuehrer
John T. Brodfuehrer
Chief Financial Officer